Exhibit (a)(5)(E)

Symphony Investors LLC’s Tender Offer for Shares of SUPERVALU Common Stock Scheduled to Expire at 5:00 p.m. New York City Time on March 20, 2013; No Further Extensions Expected

NEW YORK, NY - March 19, 2013 — Symphony Investors LLC (“Symphony”) confirmed today that Symphony’s tender offer for up to 30% of the shares of common stock (the “Shares”) of SUPERVALU Inc. (NYSE: SVU)  (the “Company”) outstanding as of immediately prior to 5:00 p.m., New York City time, on March 20, 2013 (the “Expiration Time”) at a purchase price of $4.00 per share, net to the seller in cash, without interest and subject to any applicable withholding tax, will expire at the Expiration Time, unless further extended in accordance with the terms of the tender offer agreement (the “Tender Offer Agreement”) between Symphony, the Company and Cerberus Capital Management, L.P., the managing member of Symphony (“Cerberus”).  Symphony does not currently expect to extend the tender offer beyond its current expiration time.

All of the terms and conditions of the tender offer remain the same.

The depositary for the tender offer has advised Symphony that as of 5:00 p.m., New York City time, on March 18, 2013, approximately 16,933,862 Shares had been validly tendered and not validly withdrawn pursuant to the tender offer.  The tendered Shares represent approximately 7.9% of the Shares outstanding as of such time.

In the event that less than 30% of the Shares outstanding as of immediately prior to the expiration of the tender offer are validly tendered and not validly withdrawn in the tender offer, the Company may be required to or may have the option to effect the primary issuance of Shares, at a price per Share equal to the offer price, to Symphony in accordance with Section 1.03 of the Tender Offer Agreement.

Forward-Looking Statements

This communication contains forward-looking statements.  Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions.  Forward-looking statements are based on current expectations about future events and are subject to risks, uncertainties and assumptions. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Symphony believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. All forward-looking statements included in this communication are made as of the date hereof and, unless otherwise required by applicable law, Symphony undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell any Shares.  This communication is for informational purpose only.  The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.  Symphony and Cerberus have filed a tender offer statement on Schedule TO, as amended, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (“SEC”). The offer to purchase Shares is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such tender offer statement.  The Company has filed a statement on Schedule 14D-9 with respect to the tender offer.  Stockholders should read those materials carefully because they contain important information, including the various terms and conditions of the tender offer. Stockholders of the Company may obtain a free copy of these documents and other documents filed by Symphony, Cerberus and the Company with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents from Symphony by contacting Georgeson Inc., the Information Agent for the tender offer, at (866) 729-6818 or by contacting the Company’s Investor Relations department at 7075 Flying Cloud Drive, Eden Prairie, Minnesota 55344, (952) 828-4000.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. is one of the world’s leading private investment firms. Cerberus has more than US $20 billion under management invested in four primary strategies: distressed securities & assets; control and non-control private equity; commercial mid-market lending and real estate-related investments. From its headquarters in New York City and large network of affiliate and advisory offices in the US, Europe and Asia, Cerberus has the on-the-ground presence to invest in multiple sectors, through multiple investment strategies in countries around the world.

Source: Symphony Investors LLC
Contact: Chris Hayden, Georgeson Inc. (212) 440-9850